

Christine Poane, LCSW

Clinical Recruiter, Clinician at CHE Senior Care Therapy

Austin, Texas

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CHE Senior Care Therapy

Fordham University

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500+ connections

Experienced Business Owner with a demonstrated history of working in the mental health care industry. Strong entrepreneurship professional skilled in Family Therapy, Case Management, Dual Diagnosis, Curriculum Development, and Mental Health Counseling.

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Experience

Clinical Recruiter, Clinician
CHE Senior Care Therapy
Dec 2016 – Present • 1 yr 6 mos
New Jersey

Couple/Individual Therapist/ Owner Of the Relationship Vitality Center
Poane Counseling Services, LLC.
Oct 2017 – Present • 8 mos
1406 Camp Craft Road, Suite 205, West Lake Hills, TX 78746

Imago certified couples and individual therapy offered in office and via Video therapy.



Couple/Individual Therapist
Austin Mindfulness Center
Jul 2017 – Present • 11 mos
1110 W. William Cannon, Suite 403, Austin Texas 78745

Offering in office Imago couples therapy and individual therapy sessions.

Media (1)

Christine

Poane Counseling Services, LLC.

Business Owner

Poane Counseling Services, LLC.

Jul 2015 – Present • 2 yrs 11 mos

Video Therapy/ coaching throughout Texas, New Jersey, and Florida

I provide couples and individual therapy related to relationship strengthening and reduction of conflict utilizing Imago therapy, cognitive behavioral therapy, and psychotherapy. Other issues addressed include, but are not limited to depression, anxiety, self esteem, assertiveness coaching, and stress management. Sessions are currently provided using HIPAA compliant video therapy to provide convenience of video to home sessions for clients.

Department of Veterans Affairs, Tele-mental Health

Mental Health Therapist

Department of Veterans Affairs, Tele-mental Health

Mar 2015 – Dec 2016 • 1 yr 10 mos

Lyons, NJ

Tele-mental health therapy for veterans including couples therapy, CBT, CPT, and psychotherapy.

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Education

Fordham University

Fordham University

MSW, Social Work

2008 – 2009

Rutgers University

Rutgers University

BSW, Social Work

2006 – 2008

Skills & Endorsements

Group Therapy · 27

Endorsed by **Roderick A. Murphy MHS-C, LCADC, LPC and 1 other who is highly skilled at this**

Endorsed by **2 of Christine's colleagues at U.S. Department of Veterans Affairs**

Mental Health · 23

Leilani Luker and 22 connections have given endorsements for this skill

Adolescents · 17

Leilani Luker and 16 connections have given endorsements for this skill

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